1(404) 815-2227

reypascual@paulhastings.com

June 14, 2016	74133.00062

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                          ExamWorks Group, Inc.

Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2016
File No. 001-34930

Dear Mr. Reynolds:

This letter is submitted on behalf of ExamWorks Group, Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2016 to Richard E. Perlman with respect to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34930) (the “Draft Proxy Statement”) that was filed on May 20, 2016.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are concurrently filing Amendment No. 1 (“Amendment No. 1”) to the Draft Proxy Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted.

Background of the Merger, page 36

1.           Staff’s Comment: Discuss in greater detail the negotiations surrounding the rollover and employment agreements and timing. Provide clarification regarding the instructions at the February 19, 2016 board meeting as referenced on page 38.

John Reynolds

U.S. Securities and Exchange Commission

June 14, 2016

Response: The discussion of the February 19, 2016 board meeting on page 38 has been revised to read as follows:

“On February 19, 2016, the Board met telephonically to discuss LGP’s indication of interest. Representatives of Goldman Sachs and Evercore discussed their respective preliminary financial analyses of ExamWorks and based on ExamWorks’ management projections. After discussion, the Board expressed concern with the wide range of LGP’s indicated price and authorized management and the financial advisors to continue engagement with LGP to see if an indication at the high end of the indicated range was possible. Additionally, representatives of Goldman Sachs and Evercore discussed with the Board a list of other potentially interested parties. After considering input from management and the financial advisors, the Board again determined that the Company should not proactively seek to engage with other potential buyers due to the Board’s view of the low likelihood of an alternative bidder emerging and as a result of confidentiality concerns. In order to manage and mitigate conflicts, the Board also instructed management not to negotiate terms of any potential employment following any potential transaction.”

2.           Staff’s Comment: Please disclose the substance of the discussions in the last paragraph on page 41.

Response: The discussion of the April 12, 2016 discussion on page 41 has been revised to read as follows:

“On April 12, 2016, Latham returned its comments on the initial draft merger agreement, including numerous revisions to the representations and warranties and the covenants, the addition of provisions regarding voting agreements with certain stockholders and a rollover of equity by management, a decrease of the go shop period from 45 business days to 20 calendar days, and revised termination fees of 4.5%, 3%, and 4.5% of equity value for the fiduciary out termination fee, go shop termination fee, and parent termination fee, respectively.

Also on April 12, 2016, representatives from Paul Hastings and Latham met in New York and by telephone conference to review and discuss Latham’s comments to the draft of the merger agreement provided by Paul Hastings.  Among the items discussed were the addition by Latham of provisions regarding voting agreements with certain stockholders and a rollover of equity by management, as well as details regarding certain representations and warranties and the size of the termination fees.  Latham representatives provided the background and reasons for their changes to the draft merger agreement and the Latham and Paul Hastings representatives discussed the issues raised by the changes and their respective positions with respect to such changes.”

3.           Staff’s Comment: Please provide us supplementally the equity and debt commitment letters, as referenced on page 46.

Response: Copies of the debt and equity commitment letters have been supplementally provided to the Staff.

4.           Staff’s Comment: We note that the financial advisors delivered their fairness opinions and presented the related analyses to the board. Please provide us with supplemental copies of any materials, such as board books, used in the presentations to the board. We may have additional comments after reviewing these materials.

John Reynolds

U.S. Securities and Exchange Commission

June 14, 2016

Response: In response to the Staff’s comment, the final presentation materials prepared by Goldman Sachs and shared with ExamWorks’ Board of Directors in connection with the delivery of Goldman Sachs’ opinion, dated April 26, 2016, to ExamWorks’ Board of Directors summarized under the captions “SUMMARY—Opinions of Financial Advisors”, “THE MERGER—Background of the Merger”, “THE MERGER—Recommendation of Our Board of Directors and Reasons for the Merger”, “THE MERGER—Opinions of Financial Advisors” and “THE MERGER—Certain Financial Forecasts,” are being provided to the Staff under separate cover by Fried, Frank, Harris, Shriver & Jacobson LLP counsel to Goldman Sachs, on a confidential and supplemental basis pursuant to Rule 12b-4 of the Exchange Act.  ExamWorks has been advised by counsel for Goldman Sachs that, in accordance with such rules, such counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, counsel for Goldman Sachs also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

A copy of the final presentation materials prepared by Evercore and shared with ExamWorks’ Board of Directors in connection with Evercore’s opinion, dated April 26, 2016, has been supplementally provided to the Staff.

Opinion of Evercore, page 51

5.           Staff’s Comment: Please disclose the amount of the success fee to be paid to Evercore. If such amount is not determinable at this time, provide an estimate based upon a recent date.

Response: The discussion of the fees to be paid to Evercore on page 53 has been revised to read as follows:

“Under the terms of its engagement letter, Evercore provided us financial advisory services and a financial opinion in connection with the merger, and we agreed to pay Evercore (i) an opinion fee of $750,000, paid on the delivery of its opinion letter (and which would be creditable against any success fee), and (ii) a success fee of 0.6% of the sum of (x) the value of the consideration received for all of the equity in connection with the merger, plus (y) the aggregate value of any debt, capital lease and preferred stock obligations outstanding at the closing of the merger, which is contingent upon the closing of the merger. The success fee is currently estimated to be approximately $13,080,000. We have also agreed to reimburse Evercore for its reasonable out-of-pocket expenses, including legal fees, expenses and disbursements, incurred in connection with its engagement.”

6.           Staff’s Comment: Please disclose whether Evercore and Goldman Sachs consented to the disclosure relating to the opinion and the inclusion of the opinion in this filing.

Response: The discussion of the Evercore opinion on page 51 has been revised to read as follows:

“The full text of the written opinion of Evercore, dated as of April 26, 2016, is attached as Appendix C to this proxy statement. Evercore has consented to the disclosure of its opinion in this proxy statement. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Evercore in rendering its opinion.”

John Reynolds

U.S. Securities and Exchange Commission

June 14, 2016

The discussion of the Goldman Sachs opinion on page 51 has been revised to read as follows:

“The full text of the written opinion of Goldman Sachs, dated April 26, 2016, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement as Appendix D. Goldman Sachs has consented to the disclosure of its opinion in this proxy statement. The summary of the Goldman Sachs opinion contained in this proxy statement is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion.”

A copy of Goldman Sachs’ consent to disclosure of its opinion has been supplementally provided to the Staff.

7.           Staff’s Comment: We note the disclosure on page 67 that the inclusion of the financial forecasts should not be considered as material information and investors should not rely on them as such. Please remove such statement.

Response: The discussion of the financial forecasts on page 67 has been revised to read as follows:

“In addition, the forecasts do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the merger. As a result, there can be no assurance that the forecasts will be realized, and actual results may be materially better or worse than those contained in the forecasts. The inclusion of this information should not be regarded as an indication that the Special Committee, the Board, ExamWorks, our financial advisors or any other recipient of this information considered, or now considers, that actual future results will necessarily reflect the forecasts. The summary of the forecasts is not included in this proxy statement in order to induce any stockholder to vote in favor of the proposal to adopt the merger agreement or any of the other proposals to be voted on at the special meeting or to influence any stockholder to make any investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to shares of our common stock.”

Rollover Agreement, page 89

8.           Staff’s Comment: Please provide more specific information regarding the shares to be exchanged and the units to be received, the value of the units being issued, and disclose how you determined that valuation.

Response: The discussion of the shares to be exchanged and the units to be received on page 89 has been revised to read as follows:

“In connection with the merger agreement, Parent and each of the rollover investors entered into a rollover agreement and subscription agreement, which we refer to as the rollover agreement, pursuant to which, at the time of the merger, each rollover investor shall contribute to Parent a number of shares, which, taken together with each other rollover investor’s contributed shares, shall equal up to $45 million of ExamWorks common stock (valued based on the merger consideration of $35.05 per share) in exchange for units of Parent (valued at $100 per unit, which is the same valuation to be used for the other investors in Parent, for a total of up to 450,000 units). The $100 per unit valuation of Parent units was determined arbitrarily but, as described above, will be the per unit valuation received in exchange for both the rollover shares being contributed to Parent by the rollover investors as equity at the closing of the merger and the cash contributed to Parent by the non-rollover investors (including the affiliates of Leonard Green investing in Parent at the closing of the merger) as equity at the closing of the merger.  Upon the closing of the merger, the rollover investors are expected to beneficially own an indirect interest in ExamWorks of between approximately 3.3% and approximately 3.7% (assuming a rollover value of $40 million to $45 million), without giving effect to any grants of equity interests of Parent or options to purchase equity interests of Parent that the rollover investors are expected to receive following the closing of the merger as part of their employment arrangements with Parent. Pursuant to the rollover agreement, at any time and from time to time prior to the closing of the merger, additional persons, including any of our other executive officers, may be made parties to such rollover agreement and, immediately prior to the closing of the merger, such persons will contribute to Parent a number of shares of ExamWorks common stock with an agreed upon aggregate value, based on the per-share merger consideration, in exchange for units of Parent.”

The Merger Agreement, page 90

9.           Staff’s Comment: We note the statement that you do not intend the merger agreement to be a source of factual information about the companies. Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

John Reynolds

U.S. Securities and Exchange Commission

June 14, 2016

Response: The discussion of the disclosure of the merger agreement on page 90 has been revised to read as follows:

“Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement. The merger agreement is described below, and attached as Appendix A hereto, only to provide you with information regarding its terms and conditions, The representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding ExamWorks and our business. Please see ‘‘Where You Can Find More Information’’ beginning on page 123.”

10.    Staff’s Comment: We note your statement that the investors and security holders are not third party beneficiaries to the merger agreement and that investors should not rely on the representations and warranties in the merger agreement as accurate statements. Please be advised that we regard all of the provisions of the merger agreement as disclosure to investors, and as such it is not appropriate to limit investors´ reliance on these statements. Please revise to remove the limitation on reliance and confirm your understanding.

Response: We confirm our understanding regarding the limitation on reliance by investors on the terms of the merger agreement.  The discussion of the limitation on reliance by investors on page 90 has been revised to read as follows:

“The representations, warranties, covenants and agreements described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement except as expressly stated therein and may be subject to important qualifications, limitations and supplemental information agreed to by ExamWorks, Parent and Merger Sub in connection with negotiating the terms of the merger agreement. In addition, the representations and warranties were included in the merger agreement for the purpose of allocating contractual risk between ExamWorks, Parent and Merger Sub rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Investors and security holders are not third-party beneficiaries under the merger agreement.”

Miscellaneous, page 125

11.    Staff’s Comment: We note your statement in the first paragraph on page 125 that ExamWorks has not independently verified all of the information relating to Parent, Merger Sub and the equity investors, etc. Please note it is inappropriate to disclaim liability for your disclosure. Please revise to remove any implication that you are not responsible for the disclosure you choose to provide in your filing.

John Reynolds

U.S. Securities and Exchange Commission

June 14, 2016

Response: The discussion of the information provided by Parent on page 125 has been revised to read as follows:

“ExamWorks has supplied all information relating to ExamWorks, and Parent has supplied all of the information relating to Parent, Merger Sub and the equity investors and debt financing sources contained in ‘Summary—Parties Involved in the Merger,’ ‘Summary—Financing of the Merger,’ ‘The Merger—Parties Involved in the Merger’ and ‘The Merger—Financing of the Merger.’”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (404) 815-2227.

Sincerely,

/s/ Reinaldo Pascual
Reinaldo Pascual
of Paul Hastings LLP